Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR11-15	August 29, 2011

International Tower Hill Mines Files 2011 Audited Annual Financial
Statements and NI 43-101 Technical Report

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces that it filed has its audited financial statements, associated management discussion and analysis, Annual Information Form and Annual Report on Form 40F for the year ended May 31, 2011 on August 29, 2011. The Company has also filed a National Instrument 43-101 Report dated August 26, 2011 containing its latest Preliminary Economic Assessment (PEA) and Resource Estimate on SEDAR. All of these documents will be available for viewing on SEDAR and EDGAR on Tuesday, August 30, 2011.

Clarification on August 23, 2011 News Release

The Company also wishes to clarify capital expenditure figures included in press release NR11-14 dated August 23, 2011. An updated PEA completed on the Company’s Livengood Gold Project has estimated an initial capital cost of $1.61 Billion, which includes $323 Million in contingency but does not include sustaining capital costs estimated to be $585 Million. The Life of Mine capital expenditures for the Livengood project is therefore estimated to be $2.19 Billion over a 23-year mine life (see Table 1 below). All other figures were highlighted in the news release and the full PEA report will be available for viewing on the SEDAR website on Tuesday, August 30, 2011.

Table 1: Expected Capital Costs

Items	Capital Costs (millions)
Mining	$271.4
Processing Plant	$499.8
Infrastructure and Tailing Management	$203.9
Other (Owners’ cost, EPCM, Indirect costs etc.)	$315.9
Contingency	$323.0
Total Initial CAPEX	$1,613.8
Sustaining Capital (over 23 years)	$585
Total Life of Mine CAPEX	$2.198.8

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2011 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

International Tower Hill Mines Ltd.	- 2 -	August 29, 2011
NR11-15 Continued

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for initial surface mining phases in any extraction scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost surface mining techniques that could support a high production rate and economies of scale, the potential to optimize currently anticipated Livengood mineralization treatment options, the timing of the completion of the pre-feasibility study for Livengood, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's Livengood property.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.